CUSIP No. 871565107	SCHEDULE 13D/A	Page 1 of 7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Synalloy Corporation
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

871565107
(CUSIP Number)

Paul Douglass

Christopher Hutter

UPG Enterprises LLC

1400 16th Street, #250

Oak Brook, IL 60523

(630) 822-7000

Thomas A. Monson, Esq.

Jeremy A. Casper, Esq.

Jenner & Block LLP

353 N. Clark Street

Chicago, Illinois 60654-3456

(312) 222-9350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 871565107	SCHEDULE 13D/A	Page 2 of 7

1	NAME OF REPORTING PERSON UPG Enterprises LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 723,401
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 723,401
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 723,401
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ See Item 5(a)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 871565107	SCHEDULE 13D/A	Page 3 of 7

1	NAME OF REPORTING PERSON Paul Douglass
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 723,401
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 723,401
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 723,401
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ See Item 5(a)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 871565107	SCHEDULE 13D/A	Page 4 of 7

1	NAME OF REPORTING PERSON Christopher Hutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 723,401
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 723,401
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 723,401
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ See Item 5(a)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 871565107	SCHEDULE 13D/A	Page 5 of 7

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.  Identity and Background.

Item 2 is hereby amended to add the following:

The Reporting Persons are parties to that certain Joint Filing and Solicitation Agreement (as further described in Item 6) with Privet Fund LP (“Privet Fund”), Privet Fund Management LLC and Ryan Levenson (collectively, “Privet”), and Andee Harris, Aldo Mazzaferro, Benjamin Rosenzweig and John P. Schauerman (the “Outside Nominees”).  As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Persons, Privet and the Outside Nominees.  The Joint Filing and Solicitation Agreement superseded that certain Group Agreement (as defined and described in the original Schedule 13D).  It is the understanding of the Reporting Persons that Privet and the Outside Nominees will file a separate Schedule 13D with respect to their ownership of Shares pursuant to Rule 13d-1(k)(2) of the Exchange Act.  Reference is made to such Schedule 13D for information concerning Privet and the Outside Nominees and their investment in the Issuer.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 16, 2020, Privet Fund delivered a letter to the Issuer nominating Andee Harris, Christopher Hutter, Aldo Mazzaferro, Benjamin Rosenzweig and John P. Schauerman (the “Nominees”) for election to the Board of Directors of the Issuer (the “Board”) at the 2020 annual meeting of stockholders (the “Annual Meeting”).

On March 18, 2020, Privet and UPG issued a press release announcing the nomination of the Nominees and explaining their belief why meaningful change is required to the Board. A copy of the press release is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)      The aggregate percentage of Shares reported owned by each person named herein is based upon 9,117,657 Shares outstanding as of March 4, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2020.

The Reporting Persons may be deemed to beneficially own 723,401 Shares, constituting approximately 7.9% of the outstanding Shares.

Privet has represented to the Reporting Persons that it beneficially owns 1,535,507 Shares.  Ms. Harris and Messrs. Mazzaferro, Rosenzweig and Schauerman have represented that they do not beneficially own any Shares.  Collectively, the Reporting Persons, Privet and the Outside Nominees beneficially own 2,258,908 Shares, which represents approximately 24.8% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own. Furthermore, the Reporting Persons expressly disclaim beneficial ownership of the 1,535,507 Shares beneficially owned by Privet.

(b)      UPG has sole voting power and sole dispositive power with regard to 723,401 Shares held directly by it.  Each of Messrs. Douglass and Hutter, by means of his relationship to UPG, has shared voting power and shared dispositive power with regard to such Shares.

(c)       None of the Reporting Persons have entered into any transactions in the securities of the Issuer since the filing of the original Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 16, 2020, the Reporting Persons, Privet and the Outside Nominees entered into a Joint Filing and Solicitation Agreement, which superseded the Group Agreement (as defined and described in the original Schedule 13D), pursuant to which, among other things, the parties agreed to (i) form a group with respect to the securities of the Issuer, (ii) solicit proxies for the election of the Nominees to the Board at the Annual Meeting and (iii) split expenses incurred in connection with the group’s activities between Privet and the Reporting Persons based on each of Privet’s and the Reporting Persons’ pro rata ownership percentage of Shares, as

CUSIP No. 871565107	SCHEDULE 13D/A	Page 6 of 7

adjusted each month. A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

1.          Press Release dated March 18, 2020.

2.          Joint Filing and Solicitation Agreement, by and among Privet Fund LP, Privet Fund Management LLC, Ryan Levenson, UPG Enterprises LLC, Paul Douglass, Christopher Hutter, Andee Harris, Aldo Mazzaferro, Benjamin Rosenzweig and John P. Schauerman, dated March 16, 2020.

CUSIP No. 871565107	SCHEDULE 13D/A	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 18, 2020

UPG Enterprises LLC

By:	/s/ Christopher Hutter
	Name:	Christopher Hutter
	Title:	Manager

/s/ Paul Douglass
	Name:	Paul Douglass

/s/ Christopher Hutter
	Name:	Christopher Hutter